UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER

CUSIP NUMBER

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CorVel Corporation

Full Name of Registrant

Former Name if Applicable

2010 Main Street, Suite 600

Address of Principal Executive Office (Street and Number)

Irvine, California 92614

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

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CorVel Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended March 31, 2005 (the “Form 10-K”) within the prescribed time period due to reasons that could not be eliminated without unreasonable effort or expense. Under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”), management is required to report on the Company’s internal control over financial reporting and the Company’s independent registered public accounting firm, Grant Thornton LLP (“Grant Thornton”), is required to attest to this report. Despite diligent efforts on the part of the Company, the work necessary to complete the Form 10-K could not be finished in sufficient time to permit the timely filing of the Form 10-K. The Company intends to file the Form 10-K as soon as possible upon receipt of Grant Thornton’s attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting, but no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Schweppe	949	851-1473

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation provided in response to Part IV(3):

We anticipate that our financial statements for the fiscal year ended March 31, 2005 will reflect the following changes in results of operations from the fiscal year ended March 31, 2004:

Revenues decreased from $305 million in fiscal 2004 to $291 million in fiscal 2005, a decrease of 5% Gross profit decreased from $51 million in fiscal 2004 to $45 million in 2005, a decrease of 12%. Net income decreased from $16 million in fiscal 2004 to $10 million in fiscal 2005, a decrease of 37%. Diluted earnings per share decreased from $1.48 per share in fiscal 2004, to $0.97 per share in fiscal 2005, a decrease of 34%.

CorVel Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 14, 2005	By	/s/ Richard J. Schweppe
		Name:	Richard J. Schweppe
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Exhibit A

CorVel Corporation Irvine, CA	June 14, 2005

Gentlemen:

We have been provided with a copy of the Form 12b-25 to be filed by CorVel Corporation (the “Company”) on or about June 14, 2005. We have read the Company’s statements contained in Part III therein and we agree with the statements made regarding our firm, Grant Thornton LLP.

Very truly yours,

/s/ Grant Thornton LLP